UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2024

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F     ☒ Form 40-F

Explanatory Note.

Avino Silver and & Gold Mines Ltd. (“Avino”) is submitting an Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico, 43-101 Technical Report dated February 5, 2024.

Exhibits:

99.1	Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico, 43-101 Technical Report dated February 5, 2024.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: March 20, 2024	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary